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                                        1934 Act Registration No. 1-14418
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF JULY 2003

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                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

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     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F [X]       Form 40-F


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                   Yes                 No [X]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-             .)

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     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. ("SK Telecom") and its consolidated subsidiaries.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Those statements include, among other things, the discussions of our business outlook and expected performance as well as other statements that are not historical facts. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

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ACQUISITION OF POSCO SHARES BY SK TELECOM (REPORT TO THE KOREA STOCK EXCHANGE
DATED JULY 22, 2003)

     On July 22, 2003, SK Telecom's board of directors approved SK Telecom's plan to acquire 2,481,310 shares, or approximately 2.73%, of POSCO's total issued common stock held by SK Corporation as of July 21, 2003. Such acquisition was consummated after the close of market on the same day for a total purchase price of KRW 332,495,540,000 which is the equivalent of KRW 134,000 per share. Such purchase price was the market closing price of POSCO's common stock on such date and SK Telecom did not provide any premium to SK Corporation for the transaction.

     SK Telecom decided to acquire these shares from its affiliate, SK Corporation, in order to address a potential share overhang issue which may have an adverse effect on the market prices of SK Telecom's common stock. POSCO has recently reported to the Korea Stock Exchange that it plans to issue in August 2003 exchangeable bonds that will be exchangeable into approximately 2% of SK Telecom's total issued common stock. POSCO owns approximately 6.83% of SK Telecom's total issued common stock as of July 21, 2003. Although no assurance can be given that POSCO will not continue to sell its shareholdings in us, SK Telecom believes that while it continues to own POSCO's common stock acquired from SK Corporation, POSCO may be less likely to sell its remaining shares in us without prior consultation with us. SK Telecom plans to continue to monitor POSCO's intent and strategy with respect to its shareholdings in us in order to address any negative impact on our shareholders' value.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SK TELECOM CO., LTD.



                                            By: /s/ Sung Hae Cho
                                            ------------------------------------
                                            Name:  Sung Hae Cho
                                            Title: Vice President



Date:  July 25, 2003

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